                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Date of the Report: September 29, 2008

                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the following:

ITEM 1 - Consolidated financial statements of G. Willi-Food International Ltd.
     for the six month period ended June 30, 2008, prepared in accordance with
     International Financial Reporting Standards ("IFRS"). (these financial statements are in addition to the second quarter 2008 results that were contained in a press release dated August 27, 2008 and filed under Form 6-K that day):

     a.   Condensed Consolidated Balance Sheets as of June 30, 2008 (unaudited)
          and December 31, 2007.

     b.   Condensed Consolidated Statements of Operations for the six and three month periods ended June 30, 2008 and June 30, 2007 (unaudited).

     c.   Statements of Shareholders' Equity for the period ended June 30, 2008
          (unaudited).

     d.   Condensed Consolidated Statements of Cash Flows for the six and three month periods ended June 30, 2008 and June 30, 2007(unaudited).

     e.   Notes to Condensed Consolidated Financial Statements.

ITEM 2 - Management's Discussion and Analysis of Financial Condition and Results
     of Operation.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848 and 333-138200) of the
Company.

                                       2

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer

Dated: September 29, 2008

                                       3

ITEM 1

                        G. WILLI-FOOD INTERNATIONAL LTD.

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Condensed Consolidated Balance Sheets as of June 30, 2008
     (unaudited) and December 31, 2007.                                      F-2

2.   Condensed Consolidated Statements of Operations for the six and three
     month periods ended June 30, 2008 and June 30, 2007 (unaudited).        F-3

3.   Statements of Shareholders' Equity for the period ended
     June 30, 2008 (unaudited).                                              F-4

4.   Condensed Consolidated Statements of Cash Flows for the six and three
     month periods ended June 30, 2008 and June 30, 2007 (unaudited).        F-5

5.   Notes to Condensed Consolidated Financial Statements.                   F-8

                                      F - 1

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                           JUNE 30,       DECEMBER 31,     JUNE 30,      DECEMBER 31,
                                                           --------        --------        --------        --------
                                                           2 0 0 8         2 0 0 7         2 0 0 8         2 0 0 7
                                                           --------        --------        --------        --------
                                                                     NIS                         US DOLLARS (*)
                                                           ------------------------        ------------------------
                                                                                (IN THOUSANDS)
                                                           --------------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 46,712          61,649          13,936          18,391
   Marketable securities                                     32,413          31,267           9,670           9,328
   Trade receivables                                         77,188          63,728          23,027          19,012
   Other receivables and prepaid expenses                     9,406           4,374           2,806           1,305
   Inventories                                               33,469          29,166           9,985           8,701
                                                           --------        --------        --------        --------
      TOTAL CURRENT ASSETS                                  199,188         190,184          59,424          56,737
                                                           --------        --------        --------        --------

FIXED ASSETS
Cost                                                         54,447          44,569          16,243          13,296
Less: accumulated depreciation and amortization              11,658           8,355           3,478           2,492
                                                           --------        --------        --------        --------
                                                             42,789          36,214          12,765          10,804
                                                           --------        --------        --------        --------

OTHER ASSETS
   Goodwill                                                   8,164           1,795           2,436             536
   Deferred expenses                                         10,731          10,815           3,201           3,226
   Intangible assets                                          2,806             103             837              31
   Deferred tax                                                 404             356             121             106
                                                           --------        --------        --------        --------
                                                             22,105          13,069           6,595           3,899
                                                           ========        ========        ========        ========
                                                            264,082         239,467          78,784          71,440
                                                           ========        ========        ========        ========

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
      Short-term loans                                       14,053           5,978           4,193           1,783
      Trade payables                                         40,981          33,961          12,226          10,132
      Related parties                                         2,475           3,945             738           1,177
      Other payables and accrued expenses                    13,527           3,655           4,035           1,090
                                                           --------        --------        --------        --------
      TOTAL CURRENT LIABILITIES                              71,036          47,539          21,192          14,182
                                                           --------        --------        --------        --------

LONG TERM LIABILITIES
      Long term loan                                            953               -             284               -
      Deffered tax                                               38             118              11              35
      Accrued severance pay                                     598             163             179              49
                                                           --------        --------        --------        --------
      TOTAL LONG TERM LIABILITIES                             1,589             281             474              84
                                                           --------        --------        --------        --------

WARRANTS TO ISSUE SHARES                                        101           1,040              31             310
                                                           --------        --------        --------        --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued and
         outstanding
         - 10,267,893 shares                                  1,113           1,113             332             332
      Additional paid-in capital                             59,303          59,056          17,692          17,618
      Foreign currency translation reserve                     (863)           (414)           (257)           (123)
      Retained earnings                                     118,842         112,233          35,454          33,482
      Minority Interest                                      12,961          18,619           3,866           5,555
                                                           --------        --------        --------        --------
                                                            191,356         190,607          57,087          56,864
                                                           ========        ========        ========        ========
                                                            264,082         239,467          78,784          71,440
                                                           ========        ========        ========        ========

(*) Convenience translation into U.S. dollars

                                      F - 2

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                               SIX MONTHS                           THREE MONTHS                         SIX MONTHS
                                     -----------------------------        ------------------------------        -----------------------------
                                                               ENDED JUNE 30,                                           ENDED JUNE 30,
                                     -------------------------------------------------------------------        -----------------------------
                                       2 0 0 8           2 0 0 7            2 0 0 8            2 0 0 7            2 0 0 8           2 0 0 7
                                     -----------       -----------        -----------        -----------        -----------       -----------
                                                                    NIS                                                US DOLLARS (*)
                                     -------------------------------------------------------------------        -----------------------------
                                                            I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                     --------------------------------------------------------------------------------------------------------

  Sales                                  185,481           127,216             79,036             55,771             55,334            37,952
  Cost of sales                          138,659            93,439             62,271             42,601             41,366            27,876
                                     -----------       -----------        -----------        -----------        -----------       -----------

     GROSS PROFIT                         46,822            33,777             16,765             13,170             13,968            10,076
                                     -----------       -----------        -----------        -----------        -----------       -----------

 Selling expenses                         17,538            12,316              8,436              6,312              5,232             3,674
 General and administrative
   expenses                               13,901             8,566              7,752              4,088              4,147             2,555
 Other (income)
   expense                                 1,981                (9)             1,981                 (9)               591                (3)
                                     -----------       -----------        -----------        -----------        -----------       -----------

     Total operating expenses             33,420            20,873             18,169             10,391              9,970             6,226
                                     -----------       -----------        -----------        -----------        -----------       -----------

     OPERATING INCOME
         (LOSS)                           13,402            12,904             (1,404)             2,779              3,998             3,850

       Financial income                    2,026             2,534              1,207              1,743                605               756
       Financial expense                   3,465             3,025                936              1,143              1,034               902
                                     -----------       -----------        -----------        -----------        -----------       -----------

 Income (loss) before
 taxes on income                          11,963            12,413             (1,133)             3,379              3,569             3,704
 Taxes on income                           3,750             2,861                312                193              1,119               854
                                     -----------       -----------        -----------        -----------        -----------       -----------

 INCOME (LOSS)  AFTER TAXES ON
   INCOME                                  8,213             9,552             (1,445)             3,186              2,450             2,850
                                     ===========       ===========        ===========        ===========        ===========       ===========

RELATED TO:
Company Shareholders'                      6,609             7,455             (1,986)             2,332              1,972             2,224
 Minority interest                         1,604             2,097                541                854                478               626
                                     -----------       -----------        -----------        -----------        -----------       -----------

      NET INCOME (LOSS)                    8,213             9,552             (1,445)             3,186              2,450             2,850
                                     ===========       ===========        ===========        ===========        ===========       ===========

Earnings per share data:

Earnings  per share:

   Basic                                    0.64              0.73              (0.19)              0.23               0.19              0.22
                                     ===========       ===========        ===========        ===========        ===========       ===========

   Diluted                                  0.64              0.73              (0.19)              0.23               0.19              0.22
                                     ===========       ===========        ===========        ===========        ===========       ===========

Shares used in computing basic
  and diluted earnings per
  ordinary share:                     10,267,893        10,267,893         10,267,893         10,267,893         10,267,893        10,267,893
                                     ===========       ===========        ===========        ===========        ===========       ===========

 (*) Convenience translation into U.S. dollars

                                      F - 3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       FOREIGN
                                                     ADDITIONAL       CURRENCY
                                         SHARE         PAID-IN       TRANSLATION      RETAINED     SHAREHOLDERS'     MINORITY
                                        CAPITAL        CAPITAL        DJUSTMENTS    EARNINGS NIS      EQUITY         INTEREST          TOTAL
                                        --------       --------       --------        --------       --------        --------        --------
                                                                                        NIS
                                        -----------------------------------------------------------------------------------------------------
                                                                                   (IN THOUSANDS)
                                        -----------------------------------------------------------------------------------------------------

BALANCE - JANUARY 1, 2007                  1,113         59,056              -         109,891        170,060          14,750         184,810

 Foreign currency translation reserve          -              -           (414)              -           (414)           (201)           (615)
 Purchase of subsidiary                        -              -              -               -              -           1,919           1,919
 Purchase of additional shares in
 subsidiary                                    -              -              -               -              -            (146)           (146)
 Net income for the period                     -              -              -           2,342          2,342           2,297           4,639
                                        --------       --------       --------        --------       --------        --------        --------

BALANCE - DECEMBER 31, 2007                1,113         59,056           (414)        112,233        171,988          18,619         190,607

 Foreign currency translation reserve          -              -           (449)              -           (449)           (310)           (759)
 Purchase of subsidiary                        -              -              -               -              -           2,545           2,545
 Purchase of additional shares in
 subsidiary                                    -            247              -               -            247          (9,497)         (9,250)
 Net income for the period                     -              -              -           6,609          6,609           1,604           8,213
                                        --------       --------       --------        --------       --------        --------        --------

BALANCE - JUNE 30, 2008                    1,113         59,303           (863)        118,842        178,395          12,961         191,356
                                        ========       ========       ========        ========       ========        ========        ========

                                     F - 4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            SIX MONTHS                   THREE MONTHS                   SIX MONTHS
                                                      ----------------------        ----------------------        ----------------------
                                                                         ENDED JUNE 30,                               ENDED JUNE 30,
                                                      ----------------------------------------------------        ----------------------
                                                      2 0 0 8        2 0 0 7        2 0 0 8        2 0 0 7       2 0 0 8(*)     2 0 0 7(*)
                                                      -------        -------        -------        -------        -------        -------
                                                                               NIS                                       US DOLLARS
                                                      ----------------------------------------------------        ----------------------
                                                                                    (IN THOUSANDS)
                                                      ----------------------------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES

Net income (loss)                                       8,213          9,552         (1,445)         3,186          2,450          2,850

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Depreciation and amortization                           2,266            819          1,173            538            676            244

Deferred income taxes                                    (128)           (69)          (290)           111            (38)           (21)

Gain on disposition of fixed assets                         -             (9)             -             (9)             -             (3)

Unrealized loss (gain) on marketable securities           306           (813)          (204)          (860)            91           (243)

Revaluation of loans from banks                            31              -            158              -              9              -

CHANGES IN ASSETS AND LIABILITIES:

Decrease (Increase) in:

   Trade accounts receivable                              (18)       (13,662)        22,018          5,189             (5)        (4,076)

   Receivables and other current assets                (3,923)           512           (713)         2,998         (1,170)           153

   Inventory                                           (1,681)        (3,950)        18,056          8,442           (501)        (1,178)

   Deferred expenses                                      106             27             52             27             31              8

Increase (Decrease) in:

   Trade accounts payable                              (4,070)        12,460        (10,839)        (1,365)        (1,214)         3,717

   Payables and other current liabilities               5,161         (3,160)        (2,335)         1,388          1,540           (943)

   warrants to issue shares of subsidiary                (939)         2,498           (626)           879           (280)           745

   Accrued severance pay, net                              84           (102)            66           (106)            25            (30)
                                                      -------        -------        -------        -------        -------        -------
   NET CASH PROVIDED BY OPERATING ACTIVITIES            5,408          4,103         25,071         20,418          1,614          1,223
                                                      -------        -------        -------        -------        -------        -------

(*) Convenience translation into U.S. dollars.

                                     F - 5

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             SIX MONTHS                   THREE MONTHS                   SIX MONTHS
                                                       ----------------------        ----------------------        ----------------------
                                                                          ENDED JUNE 30,                                ENDED JUNE 30,
                                                       ----------------------------------------------------        ----------------------
                                                       2 0 0 8        2 0 0 7        2 0 0 8        2 0 0 7       2 0 0 8(*)     2 0 0 7(*)
                                                       -------        -------        -------        -------        -------        -------
                                                                               NIS                                       US DOLLARS
                                                       ----------------------------------------------------        ----------------------
                                                                                    (IN THOUSANDS)
                                                       ----------------------------------------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net                              (1,452)       (17,757)        (1,823)       (15,731)          (433)        (5,298)
Purchase of additional shares in subsidiary             (9,250)             -              -              -         (2,760)             -
Purchase of subsidiary                                  (7,108)       (15,400)          (880)          (804)        (2,120)        (4,594)
Additions to fixed assets                               (1,714)        (9,068)          (723)        (1,787)          (511)        (2,705)
Additions to intangible assets                             (50)             -            (50)             -            (15)             -
Long term deposit, net                                     (35)             -             13              -            (10)             -
Proceeds on disposition of fixed assets                      -              9              -              9              -              3
                                                       -------        -------        -------        -------        -------        -------

NET CASH USED IN INVESTING ACTIVITIES                  (19,609)       (42,216)        (3,463)       (18,313)        (5,849)       (12,594)
                                                       -------        -------        -------        -------        -------        -------

CASH FLOWS - FINANCING ACTIVITIES

Short-term bank credit, net                                  -              -           (140)             -              -              -
Short-term bank payments                                (2,403)             -         (2,041)             -           (717)             -
Short-term bank borrowings                               1,951          6,374          1,198            141            582          1,901
                                                       -------        -------        -------        -------        -------        -------

    NET CASH PROVIDED BY FINANCING ACTIVITIES             (452)         6,374           (983)           141           (135)         1,901
                                                       -------        -------        -------        -------        -------        -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH

EQUIVALENTS IN SUBSIDIARY                                 (284)          (218)          (102)           (66)           (85)           (65)
                                                       =======        =======        =======        =======        =======        =======

Net change in cash and cash equivalents                (14,937)       (31,957)        20,523          2,180         (4,455)        (9,535)

Cash and cash equivalents at beginning of year          61,649         91,398         26,189         57,261         18,391         27,268
                                                       -------        -------        -------        -------        -------        -------

Cash and cash equivalents at end of year                46,712         59,441         46,712         59,441         13,936         17,733
                                                       =======        =======        =======        =======        =======        =======

SUPPLEMENTAL CASH FLOW INFORMATION:

Acquisition of intangible assets on credit               1,950              -          1,950              -            582              -
                                                       =======        =======        =======        =======        =======        =======

(*) Convenience translation into U.S. dollars.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     The unaudited Condensed Interim Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2007 included in the Company's Annual
     Report on Form 20-F.

     The Company's consolidated financial results are presented in accordance with International Financial Reporting Standards ("IFRS"). In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel ("IL GAAP"). The Company recasted the comparative amounts included in this financial results to IFRS.

NOTE 2 - DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     A.   In accordance with U.S. GAAP, SFAS No. 115, changes in trading securities should be presented in the statement of cash flows as part of the operating activities. The following table provides a reconciliation of the Statements of Cash flows for the six and three month periods ended June 30, 2008 and June 30, 2007 in accordance with
          U.S. GAAP:

                                           SIX MONTHS                    THREE MONTHS                   SIX MONTH
                                         ENDED JUNE, 30                 ENDED JUNE, 30               ENDED JUNE, 30
                                     ----------------------        ----------------------        ----------------------
                                     2 0 0 8        2 0 0 7        2 0 0 8        2 0 0 7      2 0 0 8 (*)     2 0 0 7 (*)
                                     -------        -------        -------        -------        -------        -------
                                                              NIS                               US DOLLARS    US DOLLARS
                                     ----------------------------------------------------        -------        -------
                                                                       (IN THOUSANDS)
                                     ----------------------------------------------------------------------------------

Net cash provided by operating
activities before adjustment           5,408          4,103         25,071         20,418          1,614          1,223
Adjustment                            (1,452)       (17,757)        (1,823)       (15,731)          (433)        (5,298)
                                     -------        -------        -------        -------        -------        -------
Net cash provided by (used in)
operating activities after
adjustment                             3,956        (13,654)        23,248          4,687          1,181         (4,075)
                                     =======        =======        =======        =======        =======        =======
Net cash used in investing
activities before adjustment         (19,609)       (42,216)        (3,463)       (18,313)        (5,849)       (12,594)
Adjustment                             1,452         17,757          1,823         15,731            433          5,298
                                     -------        -------        -------        -------        -------        -------
Net cash used in investing
activities before adjustment         (18,157)       (24,459)        (1,640)        (2,582)        (5,416)        (7,296)
                                     =======        =======        =======        =======        =======        =======

     B.   In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement
          No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition,
          classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in
          2007.

          A reconciliation of the beginning and ending amount of unrecognized tax Benefit is as follows:

                                      F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT.)

     B.   (CONT.)

                                                      JUNE 30, DECEMBER 31,
                                                        2008      2007
                                                        ---       ---
                                                            NIS
                                                        -------------
                                                       (IN THOUSANDS)
                                                        -------------

Beginning balance as of the beginning of the year       639       229

Additions:
     Tax positions for current year                       -       410
                                                        ---       ---

Ending balance                                          639       639
                                                        ===       ===

          Total Interest and penalties relating to unrecognized tax benefit for the year were not material.

          In accordance to the company policy interest expenses related to tax authorities are classified in financial expenses and penalties related to tax authorities are classified in general and administration expenses

          (*)  Convenience translation into U.S. dollars

     C.   In accordance with IFRS IAS 32 (the local GAAP of the Company starting
          January 1, 2008) options which their exercise price is linked to the
          Israeli CPI has to be classified as liabilities and subsequently marked to market through earnings. Under US GAAP EITF 00-19, these options can be classified in equity, initially measured at fair value.
          Subsequent changes in values are not recognized as long as the options still meet the criteria for classification in equity.

                             SIX MONTHS                THREE MONTHS                 SIX MONTH
                           ENDED JUNE, 30             ENDED JUNE, 30              ENDED JUNE, 30
                        --------------------       --------------------       --------------------
                        2 0 0 8      2 0 0 7       2 0 0 8       2 0 0 7    2 0 0 8 (*)    2 0 0 7 (*)
                        ------        ------       ------        ------       ------        ------
                                              NIS                           US DOLLARS     US DOLLARS
                        -----------------------------------------------       ------        ------
                                                      (IN THOUSANDS)
                        --------------------------------------------------------------------------

Net income (loss)
before adjustment        8,213         9,552       (1,445)        3,186        2,450         2,850
Adjustment                (685)        2,141         (457)          658         (204)          639
                        ------        ------       ------        ------       ------        ------
Net income (loss)
after adjustment         7,528        11,693       (1,902)        3,844        2,246         3,489
                        ======        ======       ======        ======       ======        ======

                                     F - 9

ITEM 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the design, import, manufacturing, marketing and distribution of a broad range of food products purchased from over 120 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 2,000 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers around the world (U.S.,
Canada, England, Belgium, France, Switzerland, Australia, South America, Mexico,
Argentina and Chile), mainly by its subsidiary Baron and Kirkeby.

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

Since the beginning of last year, the Company has taken steps to expand its business inside and outside of Israel. In January 2008, the company purchased
51% of the interests of Shamir Salads (2006) Ltd. - an Israeli manufacturer and distributor of pre-packaged chilled kosher Mediterranean dips and spreads in
Israel and abroad, and in February 2008, the Company's subsidiary Gold Frost purchased 51% of the interests from the owners of a dairy distributor in Denmark
Kirkeby International Foods A/S.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

SIX MONTHS ENDED JUNE 30, 2008

SALES

Revenues for the six-month period ended June 30, 2008 increased 45.8% to NIS
185.5 million (US $55.3 million) compared to revenues of NIS 127.2 million (US
$38.0 million) in the six-month period ended June 30, 2007. The increase in revenues was driven by the Company's organic growth in the home market and its expansion of new business units as mentioned above.

GROSS PROFIT

Gross profit for the six-month period ended June 30, 2008 increased 38.6% to NIS
46.8 million (US $14 million), or 25.2% of sales, compared to gross profit of
NIS 33.8 million (US $10.1 million) for the six-month period ended June 30,
2007, or 26.6% of sales.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the six-month period ended June 30, 2008 increased 42.4% to NIS 17.5 million (US $5.2 million) compared to NIS 12.3 million (US $3.7 million) in the six-month period ended June 30, 2007. The increase was mainly due to the consolidation of our new business units.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six-month period ended June 30, 2008 increased 62.3% to NIS 13.9 million (US $4.1 million) compared to NIS 8.6 million (US $2.6 million) in the six-month period ended June 30, 2007. The increase was mainly due to the consolidation of our new business units and due to the transitional activities related to the closing down of WF Kosher Food
Distributors Ltd. - Laish Israeli ("WF LAISH"), in the amount of approximately
NIS 2.6 million (US $0.8 million).

OTHER EXPENSE

Other expense for the six-month period ended June 30, 2008 was due to a final arbitration award entered against the Company for damages in the amount of NIS
2.0 million ($0.6 million) in connection with a dispute with the Vitaroz Corp.

OPERATING INCOME

Operating income for the six-month period ended June 30, 2008 increased 3.9% to
NIS 13.4 million (US $4.0 million) from NIS 12.9 million (US $3.9 million)
reported in the six-month period ended June 30, 2007.

FINANCIAL INCOME (EXPENSE)

Financial income for the six-month period ended June 30, 2008 decreased 20% to
NIS 2.0 million (US $0.6 million) compared to NIS 2.5 million (US $0.8 million)
in the six-month period ended June 30, 2007. Financial expense for the six-month period ended June 30, 2008 increased 14.5% to NIS 3.5 million (US $1.0 million)
compared to NIS 3.0 million (US $0.9 million) in the six-month period ended June
30, 2007. The decrease in financial income and the increase in financial expense were mainly due to the loss from marketable securities opposite to a profit in the comparable period last year.

TAXES ON INCOME

Taxes on income for the six-month period ended June 30, 2008 amounted to NIS 3.8 million (US $1.1 million) compared to NIS 2.9 million (US $0.9 million) in the six-month period ended June 30, 2007.

NET INCOME

Net income for the six-month period ended June 30, 2008 decreased 14% to NIS 8.2 million (US $2.5 million), or 4.4% of sales, from NIS 9.6 million (US $2.9 million), or 7.5% of sales, for the six-month period ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

For the six-month period ended June 30, 2008 cash and cash equivalents decreased from approximately NIS 61.6 million (US $18.4 million) at December 31, 2007 to approximately NIS 46.7 million (US $13.9 million) as of June 30, 2008.

For the six-month period ended June 30, 2008, the Company generated a positive cash flow from operating activities of approximately NIS 5.4 million (US $1.6 million) compared to NIS 4.1 million (US $1.2 million) in the six-month period ended June 30, 2007. This increase was mainly due to increase in depreciation and amortization of approximately NIS 2.3 million (US $0.7 million) (compared to
NIS 0.8 million (US $0.2 million) in the six-month period ended June 30, 2007)
and to unrealized loss on marketable securities of NIS 0.3 million (US$0.1 million) (compared to unrealized gain on marketable securities of NIS 0.8 million (US $0.2 million).

During the six-month period ended June 30, 2008, the Company utilized a cash flow of NIS 19.6 million (US $5.8 million) from investing activities (compared to NIS 42.2 million (US $12.6 million) in the six-month period ended June 30,
2007). This decrease was mainly from the purchase of marketable securities, net of NIS 1.5 million (US $0.4 million) (compared to NIS 17.8 million (US $5.3 million) in the six-month period ended June 30, 2007) and due to a lower investment in fixed assets in the amount of NIS 1.7 million (US $0.5 million)
(compared to NIS 9.1 million (US $2.7 million) in the six-month period ended
June 30, 2007).

During the six-month period ended June 30, 2008, the Company utilized a cash flow of NIS 0.5 million (US $0.1 million) from financing activities mainly due to short term bank borrowing of NIS 2.0 million (US $0.6 million) (compared to
NIS 6.4 million (US $1.9 million) generated in the six-month period ended June
30, 2007).

THREE MONTHS ENDED JUNE 30, 2008

SALES

Revenues for the three-month period ended June 30, 2008 increased 41.7% to NIS
79.0 million (US $23.6 million) compared to revenues of NIS 55.8 million (US
$16.6 million) in the three-month period ended June 30, 2007. The increase in revenues was driven by the Company's organic growth in the home market and its expansion of new business units.

GROSS PROFIT

Gross profit for the three-month period ended June 30, 2008 increased 27.3% to
NIS 16.8 million (US $5.0 million), or 21.2% of sales, compared to gross profit of NIS 13.2 million (US $3.9 million) for the three-month period ended June 30,
2007, or 23.6% of sales. The global increase in the prices of raw food materials overall, and in particular goods related to milk and dairy products, had a negative impact on gross profit for the period.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the three-month period ended June 30, 2008 increased 33.7% to NIS 8.4 million (US $2.5 million) compared to NIS 6.3 million
(US $1.9 million) in the three-month period ended June 30, 2007. The increase is mainly due to the consolidation of our new business units.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three-month period ended June 30,
2008 amounted to NIS 7.8 million (US $2.3 million) compared to NIS 4.1 million
(US $1.2 million) in the three-month period ended June 30, 2007. The increase was mainly due to the consolidation of our new business units and due to the transitional activities related to the closing down of WF Laish in the amount of approximately NIS 2.6 million (US $0.8 million).

OTHER EXPENSE

Other expense for the three -month period ended June 30, 2008 was due to a final arbitration award entered against the Company for damages in the amount of NIS
2.0 million ($0.6 million).

OPERATING INCOME (LOSS)

Operating loss for the three-month period ended June 30, 2008 amounted NIS 1.4 million (US $0.4 million) compared to operating income of NIS 2.8 million (US
$0.8 million) reported in the three-month period ended June 30, 2007.

FINANCIAL INCOME (EXPENSE)

Financial income for the rhree-month period ended June 30, 2008 decreased 30.8%
to NIS 1.2 million (US $0.4 million) compared to NIS 1.7 million (US $0.5 million) in the three-month period ended June 30, 2007. Financial expense for the three-month period ended June 30, 2008 decreased 18.1% to NIS 0.9 million
(US $0.3 million) compared to NIS 1.1million (US $0.3 million) in the three-month period ended June 30, 2007.

TAXES ON INCOME

Taxes on income for the three-month period ended June 30, 2008 amounted to NIS
0.3 million (US $0.1 million) compared to NIS 0.2 million (US $0.1 million) in the three-month period ended June 30, 2007.

NET INCOME (LOSS)

Net loss for the three-month period ended June 30, 2008 amounted to NIS 1.4 million (US $0.4 million), compared to Net income of NIS 3.2 million (US $1.0 million) for the three-month period ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

For the three-month period ended June 30, 2008, the Company generated a positive cash flow from operating activities of approximately NIS 25.1 million (US $7.5 million) compared to NIS 20.4 million (US $6.1 million) in the three-month period ended June 30, 2007. The increase was mainly due to an increase in inventory of approximately NIS 18.1 million (US $5.4 million) (compared to NIS
8.4 million (US $2.5 million) in the three-month period ended June 30, 2007), and by a increase in trade accounts receivables of approximately NIS 22.0 million (US $6.6 million) (compared to approximately NIS 5.2 million (US $1.5 million) in the three-month period ended June 30, 2007), offset by a decrease in trade accounts payables of approximately NIS 10.8 million (US $3.2 million)
(compared to approximately NIS 1.4 million (US $0.4 million) in the three-month period ended June 30, 2007).

During the three-month period ended June 30, 2008, the Company utilized a cash flow of NIS 3.5 million (US $1.0 million) from investing activities (compared to
NIS 18.3 million (US $5.5 million) in the three-month period ended June 30,
2007), mainly from the purchase of marketable securities, net of NIS 1.8 million
(US $0.5 million) (compared to NIS 15.7 million (US $4.7 million) in the three-month period ended June 30, 2007), and by lower investment in fixed assets from NIS 1.8 million (US $0.5 million) in the three-month period ended June 30,
2007 to NIS 0.7 million (US $0.2 million) in the three-month period ended June
30, 2008.